EXHIBIT 99.5

Air Liquide, Borealis, Esso, TotalEnergies and Yara collaborate to help decarbonize the industrial basin of Normandy in France

Air Liquide, Borealis, Esso S.A.F., TotalEnergies and Yara International ASA have signed a Memorandum of Understanding (MoU) to explore the development of a CO2 infrastructure including capture and storage, to help decarbonize the industrial basin located in the Normandy region, France. With the objective to reduce CO2 emissions by up to 3 million tons per year by 2030, which is equivalent to the emissions of more than 1 million passenger cars, the first phase will consist in studying the technical and economical feasibility of this project. This partnership, which will seek funding from European, French and Regional schemes, is open to other industrial parties.

The ability of industrial players to reduce their CO2 emissions in the medium and long term is a key issue for the sustainability of industrial activities and ecosystems in the area of Axe Seine/Normandy. The companies involved in the MoU have agreed to collaborate to assess the technical and economical feasibility of implementing an industrial CO2 capture and storage (CCS) chain, from their industrial facilities to ultimate storage in the North Sea.

François Jackow, Executive Vice President and a member of the Air Liquide Group’s Executive Committee supervising Europe Industries activities, said : “Air Liquide is pleased to contribute to this project its unique expertise in CO2 capture and liquefaction technologies. Since 2015 Air Liquide has successfully implemented CryocapTM in its plant in Port Jérôme, Normandy, an innovative proprietary CO2 capture and liquefaction technology, which allows to capture up to 90 % of CO2 emissions. This wider initiative illustrates how industrial players can mobilize to decarbonize key industrial basins and contribute to the fight against global warming. It is in line with Air Liquide’s Climate Objectives, which target carbon neutrality by 2050.”

Leo Alders, Chief Operating Officer Borealis Fertilizer, Technical Nitrogen and Melamine business said: “Our strong interest in this project is in the first place driven by the significant GHG reduction that can be achieved. It is our responsibility to society to seek for and engage in solutions for climate challenges. At the same time the project is an innovative and collaborative approach across the leading regional industries, creating new value chains.”

Charles Amyot, CEO of Esso S.A.F. and President of ExxonMobil activities in France, said :“ExxonMobil has more than 30 years of experience in CCS technology and is advancing plans for more than 20 new CCS opportunities around the world. We are pleased to collaborate on a joint study to assess the feasibility of the deployment of CCS in the Axe Seine / Normandy area, one of the most important technologies required to achieve society’s climate goals.”

Bernard Pinatel, President of Refining & Chemicals and member of the Executive Committee at TotalEnergies, said : “We are pleased to join forces with some major industrial players of the industrial basin of Normandy to collectively engage into a cooperation to reduce the CO2 emissions from our facilities. This collective effort will be facilitated by TotalEnergies’ actions in developing, with partners, CO2 storages in the North Sea such as the Northern Lights and Aramis' projects. This CCS initiative will contribute to the decarbonization of our Normandy platform and is fully aligned with TotalEnergies’ ambition to get to net zero emissions by 2050.”

Jorge Noval, President, Yara Industrial Solutions, a global division of Yara International ASA, said : “This alliance will support Yara Industrial Solutions’ journey to decarbonize production units and all of our value chains. Carbon Capture and Storage is essential in achieving our mid-term ambition of a 30 % reduction in absolute CO2 emissions in 2030 compared to 2018, meaning a reduction of 200,000 tonnes of CO2 emissions, equivalent to 100,000 tonnes Blue Ammonia at Le Havre production plant. We will implement future technologies to reach carbon neutrality in 2050 in line with Yara’s ambition. The decarbonization of our site in France will allow us to continue developing innovative applications for our industrial customers, and the impact on society will be significant. Our chemical industrial applications are all around us, from construction to automotive, in animal nutrition and NOx emission reduction as examples.”

JOINT PRESS RELEASE – Air Liquide, Borealis, Esso S.A.F., TotalEnergies and Yara

Contacts Air Liquide Corporate Communications media@airliquide.com Investor Relations IRTeam@airliquide.com	Contact Borealis Kaatje Caignie Head of Communications Borealis Fertilizers, TEN & Melamine Business Kaatje.Caignie@borealisgroup.com	Contact Esso S.A.F. Esso.france@exxonmobil.com Catherine Brun : catherine.brun@exxonmobil.com Olivier Dumas : olivier.dumas@exxonmobil.com
Contacts TotalEnergies Media Relations: +33 1 47 44 46 99 presse@totalenergies.com Investor Relations: +44 (0)207 719 796 ir@totalenergies.com	Contacts Yara International ASA Frank De Vogelaere, SVP, Production & HESQ frank.de.vogelaere@yara.com Gilles Raskopf, Director Technology Projects gilles.raskopf@yara.com

About Air Liquide

A world leader in gases, technologies and services for Industry and Health, Air Liquide is present in 78 countries with approximately 64,500 employees and serves more than 3.8 million customers and patients. Oxygen, nitrogen and hydrogen are essential small molecules for life, matter and energy. They embody Air Liquide’s scientific territory and have been at the core of the company’s activities since its creation in 1902.

Air Liquide’s ambition is to be a leader in its industry, deliver long term performance and contribute to sustainability - with a strong commitment to climate change and energy transition at the heart of its strategy. The company’s customer-centric transformation strategy aims at profitable, regular and responsible growth over the long term. It relies on operational excellence, selective investments, open innovation and a network organization implemented by the Group worldwide. Through the commitment and inventiveness of its people, Air Liquide leverages energy and environment transition, changes in healthcare and digitization, and delivers greater value to all its stakeholders.

Air Liquide’s revenue amounted to more than 20 billion euros in 2020. Air Liquide is listed on the Euronext Paris stock exchange (compartment A) and belongs to the CAC 40, EURO STOXX 50 and FTSE4Good indexes.

About Borealis

Borealis is one of the world’s leading providers of advanced and circular polyolefin solutions and a European market leader in base chemicals, fertilizers and the mechanical recycling of plastics. We leverage our polymers expertise and decades of experience to offer value adding, innovative and circular material solutions for key industries. In re-inventing for more sustainable living, we build on our commitment to safety, our people and excellence as we accelerate the transformation to a circular economy and expand our geographical footprint.

With head offices in Vienna, Austria, Borealis employs 6,900 employees and operates in over 120 countries. In 2020, Borealis generated EUR 6.8 billion in sales revenue and a net profit of EUR 589 million. OMV, the Austria-based international oil and gas company, owns 75% of Borealis, while the remaining 25% is owned by a holding company of the Abu-Dhabi based Mubadala. We supply services and products to customers around the globe through Borealis and two important joint ventures: Borouge (with the Abu Dhabi National Oil Company, or ADNOC, based in UAE); and Baystar™ (with Total, based in the US).

About ExxonMobil - Esso S.A.F. is a listed company with an 82.89 percent ExxonMobil France Holding SAS interest

ExxonMobil, one of the largest publicly traded international energy companies, uses technology and innovation to help meet the world’s growing energy needs. ExxonMobil holds an industry-leading inventory of resources, is one of the largest refiners and marketers of petroleum products, and its chemical company is one of the largest in the world. Learn more about our involvement in CCS: Carbon capture and storage | ExxonMobil. References to “ExxonMobil” in this press release are used for convenience and may refer to one or more of Exxon Mobil Corporation and its affiliates.

About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables, and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

Cautionary Note - This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

About Yara International ASA

Yara grows knowledge to responsibly feed the world and protect the planet. Supporting our vision of a world without hunger and a planet respected, we pursue a strategy of sustainable value growth, promoting climate-friendly crop nutrition and industrial applications with a target of zero-emission energy solutions.

Our global division Yara Industrial Solutions aims to be the world leader in nitrogen and sustainable applications for industrial markets. We offer solutions to an extensive range of sectors - from the chemical, transport and construction industries - right into the food chain and even people's homes.

Yara operates an integrated business model with around 17,000 employees and operations in over 60 countries. We have a proven track record of strong returns and in 2020, Yara reported revenues of USD 11.6 billion.

JOINT PRESS RELEASE – Air Liquide, Borealis, Esso S.A.F., TotalEnergies and Yara